UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
KIT digital, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
482470200
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Jeffrey R. Katz, Esq. Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000
August 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Costa Brava Partnership III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,800,000
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,800,000
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.9%*
14.	TYPE OF REPORTING PERSON PN
* Based on 54,941,040 shares outstanding as of June 15, 2012, as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 18, 2012.

1.	NAME OF REPORTING PERSON Roark, Rearden & Hamot, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,800,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,800,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,800,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.9%**
14.	TYPE OF REPORTING PERSON OO
* Represents shares directly held by Costa Brava Partnership III L.P.
** Based on 54,941,040 shares outstanding as of June 15, 2012, as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 18, 2012.

1.	NAME OF REPORTING PERSON Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,932,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,932,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,932,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.2%**
14.	TYPE OF REPORTING PERSON IN, HC
* Includes (i) 3,800,000 shares held by Costa Brava Partnership III L.P.; (ii) 74,000 shares held directly by Mr. Hamot in his IRA account; and (iii) 58,000 shares held in two trusts for the benefit of Mr. Hamot’s children.
** Based on 54,941,040 shares outstanding as of June 15, 2012, as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 18, 2012.

AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012, Amendment No. 1 thereto filed on May 16, 2012, Amendment No. 2 thereto filed on June 8, 2012, and Amendment No.3 thereto filed on June 18, 2012 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons have entered into a Standstill Agreement with the Issuer (together with a separate investor in the Issuer, JEC Capital Partners, LLC), dated as of August 7, 2012 (the “Standstill Agreement”). A copy of the Standstill Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference. Pursuant to the Standstill Agreement, among other things, Seth W. Hamot was elected to the Board of Directors of the Issuer.

The Issuer issued a press release on August 7, 2012 (the “Press Release”) announcing the Standstill Agreement. A copy of the Press Release is filed herewith as Exhibit 2 and is incorporated herein by reference.

Except as set forth above, as of the date of this filing none of the Reporting Persons have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of Issuer

Item 5 is hereby amended as follows:

(a)  The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 4 to Schedule 13D.

(c)  Since the last Schedule 13D filing on June 18, 2012:

  (i)  a trust for the benefit of one of Seth W. Hamot’s children has purchased Common Stock in open market transactions as follows:

Date	Number of Shares	Price per Share
June 20, 2012	6,000	$4.23

  (ii)  Costa Brava Partnership III, L.P. has purchased Common Stock in open market transactions as follows:

Date	Number of Shares	Price per Share
July 3, 2012	19,500	$4.43
July 5, 2012	57,300	$4.48
July 6, 2012	22,400	$4.38
July 9, 2012	26,700	$4.35
July 10, 2012	23,300	$4.27
July 11, 2012	38,200	$4.18
July 12, 2012	11,800	$4.13
July 16, 2012	50,800	$4.20
July 20, 2012	100,000	$3.64
July 23, 2012	25,000	$3.55
July 26, 2012	25,000	$3.41
July 27, 2012	50,000	$3.56
July 30, 2012	100,000	$3.42

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended as follows:

Pursuant to the Standstill Agreement, among other things, the Reporting Persons have agreed to vote and cause to be voted all shares the Reporting Persons own according to the terms described in the Standstill Agreement while the period described in the Standstill Agreement remains applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.                              Description
1.	Standstill Agreement, dated August 7, 2012, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 7, 2012.
2.	Press Release, dated August 7, 2012, incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 7, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot